July 2, 2019

Michael Smolin
General Counsel
Ranpak Holdings Corp.
7990 Auburn Road
Concord Township, OH 44077

       Re: Ranpak Holdings Corp.
           Registration Statement on Form S-3
           Filed June 13, 2019
           File No. 333-232105

Dear Mr. Smolin:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Your registration statement covers the offer and sale of Class A Common Stock issuable upon the exercise of (i) redeemable warrants to purchase shares of Class A common stock that you issued in private placements to certain accredited investors upon the closing of your initial business combination with Rack Holdings Inc. pursuant to forward purchase agreements and (ii) warrants to purchase shares of Class A common stock that you issued to the anchor investors and the BSOF entities in a private placement in connection with the closing of your IPO. Please note that a transaction commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to
 Michael Smolin
Ranpak Holdings Corp.
July 2, 2019
Page 2
         Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and
         134.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate McHale at 202-551-3464 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Smolin
                                                            Division of
Corporation Finance
Comapany NameRanpak Holdings Corp.
                                                            Office of
Manufacturing and
July 2, 2019 Page 2                                         Construction
FirstName LastName